(212) 318-6054

vadimavdeychik@paulhastings.com

June 21, 2019

Mr. Paul Fischer

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	New Comstock Fund, Inc. (the “Company”) File Numbers: 333-230894

Dear Mr. Fischer:

This letter responds to written comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Francis J. Conroy with respect to the registration statement on Form S-4 for the Company, filed on April 15, 2019, with the Commission.

The Company’s responses to your comments are reflected below. We have restated your comments for ease of reference. Capitalized terms shall have the same meaning as in the registration statement, unless otherwise indicated.

What are the risks associated with a conversion to an operating company?, page 3

1.	We note your disclosure in paragraph 5 that the New Comstock Fund intends to invest at least 75% of its net asset value in an operating company within three years. Please revise to indicate whether shareholders will be given the opportunity to approve acquisitions. Indicate whether there will be any minimum size to an acquisition target and whether the company will obtain an opinion from an unaffiliated third party as to the fair market value of any target businesses.

Response: The relevant disclosure has been revised to note that the Company will not seek shareholder approval prior to any acquisition. In addition, the Company will not seek investments of a minimum size and it will not seek to obtain an opinion from an unaffiliated third party as to the fair market value of an acquisition target.

2.	We note your statement that there are no plans to seek a ruling from the IRS or a tax opinion that the implementation of the Conversion will not be a taxable event for the Fund's shareholders. However, we note that you will be obtaining an opinion of counsel that the transaction Conversion will not be a taxable event for the Fund's shareholders pursuant to section 368(a)(1)(F) of the Tax Code. Please revise to make clear that your material tax consequences to Fund shareholders as a result of the Conversion will be based upon counsel's tax opinion.

Response: In connection with the Reorganization Proposal, legal counsel will provide an opinion stating that, among other things, the reorganization will be treated as a reorganization under Section 368(a)(1)(F). The Company does not believe any further disclosure is necessary because the current disclosure already notes that shareholders should consult their own tax advisors regarding specific tax consequences if the Reorganization Proposal is approved and implemented.

Risk Factors, page 13

3.	We are uncertain what other information you have “incorporated by reference” into your prospectus, as referenced in your introductory language to this section. Please advise or revise.

Response: The Company has deleted the language in question.

4.	Add a risk factor highlighting that if the company is unable to consummate an acquisition within three years, shareholders may have to wait a significant amount of time before receiving liquidation distributions, and that as a result, shareholders may have to sell their shares at a loss.

Response: The Company has added the requested risk factor.

5.	Consider adding a risk factor highlighting the fact that following the merger the company will be considered a blank check company and any public offering will be subject to the offering restrictions of Rule 419.

Response: The Company has added the requested disclosure.

6.	Include a risk factor that the company may issue additional securities in connection with an acquisition or business combination that may significantly dilute current shareholders.

Response: The Company has added the requested risk factor.

7.	Clarify whether the company will continue to be subject to claims from prior stakeholders in the investment company.

Response: The Company has added clarifying language that it is not anticipated that the Company will be subject to claims from stakeholders in the investment company.

8.	Consider including a risk factor highlighting the potential conflicts of interest that may exist between current management and potential acquisition targets, either from potential benefits to management resulting from an acquisition or existing affiliations among management and the acquisition targets.

Response: The Company respectfully submits that it does not plan to acquire any business that would be deemed an affiliate. As a result, it does not believe any further disclosure is necessary at this time.

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9.	We note that redemptions will be permitted until de-registration as a registered investment company. Therefore, please include a risk factor highlighting that the assets to be acquired in the reorganization could be dramatically less than those currently held by the Fund.

Response: The Company has added the requested disclosure.

Procedures after Shareholder Approval, page 15

10.	Please revise this risk factor heading to focus upon the risks related to de-registration under the 1940 Act.

Response: The Company has made the requested change.

The New Comstock Fund may be unable to complete acquisitions that would grow its business., page 16

11.	Please revise briefly to discuss the criteria the company will use to identify an operating company suitable for acquisition. If known, please identify any industries the company will focus upon with respect to a potential business acquisition.

Response: The Company respectfully submits that at this time the Company is not planning to focus on any specific industry for potential business acquisitions. Furthermore, the Company plans to focus on businesses that, when sold, provide an increase in value in order to utilize the accumulated capital loss carryforwards.

Becoming and Operating Company, page 22

12.	Revise to make clear that upon effectiveness of this registration statement, the company will have a reporting obligation under Section 15(d) of the Securities Exchange Act of 1934 and specify the periodic reports that the company will be required to file. Please clarify the reporting obligations that the company will not be subject to under the Exchange Act. Please also revise your disclosure under “Reports to Shareholders” in a similar manner.

Response: The Company has revised the registration statement accordingly.

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13.	Disclose that upon becoming an operating company you will be considered an emerging growth company as defined in Section 2(a) of the Securities Act of 1933, and discuss the consequences to shareholders of the company being considered an emerging growth company.

Response: The Company has added the requested disclosure.

Our Business, page 26

14.	Indicate whether management expects to limit its search for businesses to acquire to the United States or possible international targets. If the later, consider including a risk factor highlighting the risks of acquiring foreign businesses.

Response: The Company respectfully submits that, at this time, management expects to limit its search for investment opportunities to companies domiciled in the United States. To the extent this changes in the future, the Company will consider adding appropriate disclosure at that time.

Financial Statements, page 32

15.	Please include an audited balance sheet for the company as noted in pages 33 and 34.

Response: The company is including unaudited pro forma financials.

16.	Please also revise the disclosure in the notes to the financial statements on page 34 to clarify that “the Company” is the Comstock Capital Value Fund.

Response: The Company has made the requested change.

17.	Refer to disclosure on pages 2, 16 and 38 regarding further restrictions on the use of capital loss carryforwards under federal tax rules. Please expand the notes to the financial statements to address any potential restrictions on the utilization of capital loss carryforwards that the company may acquire in the transaction.

Response: The Company has expanded the notes to financial statements to address any potential restrictions on the utilization of capital loss carryforwards.

Comparison of Rights of Shareholders of the Company and New Comstock Fund, page 50

18.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please add risk factor disclosure and also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response: The Company has removed the exclusive forum provision from the Delaware Charter. As a result, no further revisions are necessary at this time.

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Certain Information Regarding Directors and Executive Officers, page 55

19.	Please revise to include the ages of your director nominees and executive officers. Please refer to Item 401(a) and (b) of Regulation S-K.

Response: The Company has added the requested information.

General

20.	Please advise whether the Board received any report, opinion, or appraisal relating to the Conversion. To the extent one was provided, and is material, please furnish the same information as would be required by Item 1015(b) of Regulation M-A. Please refer to Item 4.b of Form S-4.

Response: The Company respectfully submits that the Board did not receive any report, opinion, or appraisal relating to the Conversion.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Vadim Avdeychik

Vadim Avdeychik
for Paul Hastings LLP

cc:	Francis J. Conroy Agnes Mullady Michael R. Rosella

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